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TANNER
Accountants & Advisors

TUTTLE TWINS SHOW, LLC

Financial Statements
As of December 31, 2022 and 2021 and For the Years Then Ended

Together with Independent Auditors' Report



TANNER

Independent Auditors' Report

To the Members of
Tuttle Twins Show, LLC

Opinion
We have audited the accompanying financial statements of Tuttle Twins Show, LLC (the Company), which comprise the balance sheet as of December 31, 2022, and the related statement of operations, members' equity, and cash flows for the year then ended, and the related notes to financial statements.

In our opinion, the 2022 financial statements referred to above present fairly, in all material respects, the financial position of Tuttle Twins Show, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the *Auditors' Responsibilities for the Audit of the Financial Statements* section of our report. We are required to be independent of Tuttle Twins Show, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Restatement of Prior Period Financial Statements
The financial statements of the Company as of December 31, 2021, were audited by other auditors whose report dated April 29, 2022, expressed an unmodified opinion on those financial statements. As more fully described in Note 2 to the financial statements, the Company has restated its 2021 financial statements to retrospectively apply the corrections discussed in Note 2. The other auditors reported on the financial statements before the restatement adjustments.

As part of our audit of the 2022 financial statements, we also audited adjustments described in Note 2 that were applied to restate the 2021 financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2021 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2021 financial statements as a whole.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Tanner LLC

April 26, 2023

Balance Sheets

	As of December 31,	
	2022	**2021**
		(as restated)
Assets		
Current assets:		
Cash and cash equivalents	$ 1,670,827	$ 2,385,728
Other assets	121,394	3,600
Total current assets	1,792,221	2,389,328
Property and equipment, net	12,830	-
Digital assets, net	336,163	-
Operating right-of-use asset, net	28,489	-
Capitalized film costs, net	4,380,064	1,795,314
Total assets	$ 6,549,767	$ 4,184,642
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable	$ 99,360	428,127
Accrued expenses	5,363	-
Lease liability, current portion	12,966	-
Total current liabilities	117,689	428,127
Lease liability, net of current portion	15,850	-
Commitments and contingencies		
Members' equity	6,416,228	3,756,515
Total liabilities and members' equity	$ 6,549,767	$ 4,184,642

See accompanying notes to financial statements.

Statement of Operations

	For the Years Ending December 31,	
	2022	**2021**
		(as restated)
Revenue	$ 11,746	$ -
Operating expenses:		
General and administrative	631,253	724,697
Depreciation	2,175	-
Total operating expenses	633,428	724,697
Operating loss	(621,682)	(724,697)
Other income (expense):		
Interest income	11	-
Other expense, net	(61,366)	-
Total other expense, net	(61,355)	-
Loss before income taxes	(683,037)	(724,697)
Income tax provison	-	-
Net loss	$ (683,037)	$ (724,697)

See accompanying notes to financial statements.

Statements of Members' Equity

For the Years Ending December 31, 2022 and 2021

	Preferred			Common			Accumulated		Total Members'
	Units		Amount	Units		Amount	Deficit		Equity
Balance at January 1, 2021 *(as restated)*	1,385,195	$	1,066,600	7,239,591	$	395,235	$ (215,744)	$	1,246,091
Issuance of common units *(as restated)*	-		-	1,477,899		163,479	-		163,479
Issuance of preferred units	3,586,279		3,071,642	-		-	-		3,071,642
Net loss *(as restated)*	-		-	-		-	(724,697)		(724,697)
Balance at December 31, 2021 *(as restated)*	4,971,474		4,138,242	8,717,490		558,714	(940,441)		3,756,515
Issuance of preferred units	2,712,382		3,147,741	-		-	-		3,147,741
Issuance of common units	-		-	1,513,729		195,009	-		195,009
Net loss	-		-	-		-	(683,037)		(683,037)
Balance at December 31, 2022	7,683,856	$	7,285,983	10,231,219	$	753,723	$ (1,623,478)	$	6,416,228

See accompanying notes to financial statements.

Statements of Cash Flows

	For the Years Ending December 31,	
	2022	**2021**
		(as restated)
Cash flows from operating activities:		
Net loss	$ (683,037)	$ (724,697)
Adjustments to reconcile net loss to net cash and cash equivalents used in operating activities:		
Depreciation	2,175	-
Amortization from right-of-use asset	10,719	-
Equity-based compensation	195,009	163,479
Inpairment of digital assets	63,837	-
Change in other operating assets and liabilities:		
Other assets	(117,794)	(3,600)
Film costs	(2,584,750)	(1,670,504)
Accounts payable and accrued liabilities	(323,404)	399,782
Lease liability	(10,392)	-
Net cash and cash equivalents used in operating activities	(3,447,637)	(1,835,540)
Cash flows from investing activities:		
Purchases of property and equipment	(15,005)	-
Purchase of digital assets	(400,000)	-
Net cash and cash equivalents used in investing activities	(415,005)	-
Cash flows from financing activities:		
Issuance of preferred units	3,147,741	3,071,642
Net change in cash and cash equivalents	(714,901)	1,236,102
Cash and cash equivalents at beginning of year	2,385,728	1,149,626
Cash and cash equivalents at end of year	$ 1,670,827	$ 2,385,728
Supplemental disclosures of non-cash investing and financing information:		
Right-of-use asset added from a lease	$ 39,208	$ -

1. **Description of Organization and Summary of Significant Accounting Policies**

Organization

Tuttle Twins Show, LLC (the Company) was incorporated on April 3, 2020 as a Utah corporation. The Company creates animation content for children.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Key management estimates include useful lives for property and equipment, valuation allowances for net deferred income tax assets and impairment of long-lived assets.

Concentrations of Credit Risk

The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, exceed federally insured limits. To date, the Company has not experienced a loss or lack of access to its invested cash and cash equivalents; however, no assurance can be provided that access to the Company's invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets.

A major customer is considered to be one that comprises more than 10% of the Company's annual revenues. For the year ended December 31, 2022, 54% and 45% of the Company's revenues related to two customers – YouTube and Angel Studios, Inc. (Angel Studios), respectively. As of December 31, 2021 there were was no revenue.

Major vendors are defined as those vendors having expenditures made by the Company which exceed 10% of the Company's total purchases. Concentrations of vendors were as follows for the years ended December 31, 2022 and 2021:

	2022	2021
Vendor A	18.1%	*
Vendor B (related party)	15.2%	52.2%
Vendor C	10.4%	*

*Vendor was below 10% for the respective year.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities to the Company of three months or less to be cash equivalents. As of December 31, 2022 and 2021, these cash equivalents consisted of money market funds and US treasury bonds.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated economic useful lives of the assets or over the related lease terms (if shorter) as follows:

Furniture and fixtures	5 years

Expenditures that materially increase values or capacities or extend useful lives of property and equipment are capitalized. Routine maintenance, repairs, and renewal costs are expensed as incurred. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation is removed from the related accounts and any gain or loss is reflected in the statements of operations.

Film Costs

Costs incurred in the direct production of video content are capitalized and stated at the lower of the unamortized cost or net realizable value. The Company periodically evaluates the net realizable value of content by considering expected future revenue generation. As of December 31, 2022 and 2021, $2,584,750 and $1,670,504 in film preproduction costs were capitalized, respectively.

The Company amortizes film costs in proportion to the recognition of the related revenue from each episode. Amortization expense for film costs was $0 for 2022 and 2021.

The Company periodically evaluates impairment of unamortized film cost. Any unamortized film costs in excess of fair value are written off. As of December 31, 2022 and 2021, the Company determined no impairment existed.

Digital Assets

The Company holds a digital asset and accounts for all digital assets held as indefinite-lived intangible assets in accordance with *ASC 350, Intangibles—Goodwill and Other*. The digital assets are initially recorded at cost and are subsequently remeasured on the consolidated balance sheets at cost, net of any impairment losses incurred since acquisition.

An analysis is performed each reporting report to identify whether events or changes in circumstances, principally decreases in the quoted prices on active exchanges, indicate that it is more likely than not that the digital assets are impaired. In determining if an impairment has occurred, the Company considers the lowest market price of one unit of digital asset quoted on the active exchange since acquiring the digital asset. If the then current carrying value of a digital asset exceeds the fair value so determined, an impairment loss has occurred with respect to those digital assets in the amount equal to the difference between their carrying values and the price determined.

Impairment losses are recognized within write-down of digital assets in the statements of operations in the period in which the impairment is identified. The impaired digital assets are written down to their fair value at the time of impairment and this new cost basis will not be adjusted upward for any subsequent increase in fair value. Gains will not be recorded until realized upon sale(s). In determining the gain to be recognized upon sale, the Company will calculate the difference between the sales price and carrying value of the digital assets sold immediately prior to sale. During 2022, the Company recorded an impairment of $63,837.

Impairment of Long-Lived Assets

The Company reviews its property and equipment, and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. If it is determined that the estimated undiscounted future cash flows are not sufficient to recover the carrying value of the asset, an impairment loss is recognized in the consolidated statement of operations for the difference between the carrying value and the fair value of the asset. Management does not consider any of the Company's assets to be impaired as of December 31, 2022 and 2021.

Revenue Recognition

The Company generates revenue from 1) licensing agreements with Angel Studios relating to the streaming of the Company's intellectual property via digital media – Video-on-Demand (VOD) and Subscription Video-on-Demand (SVOD) and 2) ad share revenue. The Company recognizes revenue when a customer obtains control of promised products or services. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these products or services.

To achieve the core principle of Topic 606, the Company applies the following five steps:

1) Identify the contract with the customer
2) Identify the performance obligations in the contract
3) Determine the transaction price
4) Allocate the transaction price to performance obligations in the contract
5) Recognize revenue when or as the Company satisfies a performance obligation

Digital Media (VOD and SVOD)

Digital media revenue stems from licensing agreements with Angel Studios, wherein Angel Studios streams the Company's intellectual property. The license is not distinct from the streaming services, and the arrangement represents a sale or usage-based royalty with the license representing the predominant item to which the royalty relates. The VOD sales and SVOD usage revenues are determined according to the licensing agreement based on hours viewed by Angel Studios' customers during each quarter of the year. Angel Studios provides the Company quarterly royalty reports detailing the sales or usage-based royalties, which amounts Angel Studios remits to the Company. The Company recognizes revenue based on these royalty reports, which represents when the sales or usage occurred and the satisfaction of the performance obligation to the end customer. During the year ended December 31, 2022, the digital media revenue was substantially all related to the first television season of Tuttle Twins Shows. As Angel Studios is primarily responsible to fulfil the performance obligation and sets the pricing, the Company recognizes revenue on a net basis, which represents the royalty amounts the Company receives from Angel Studios.

Ad Share Revenue

The Company has monetized their YouTube marketing videos allowing the Company to share in revenue from advertisements shown before, during or alongside the uploaded clip. Revenue is recognized when the ad share payment is payable from the various social media platforms.

Pay It Forward

The Company recognizes revenue from customers that choose to donate funds for future seasons and keep Tuttle Twins free around the world. Revenue is recognized when the donation is made.

The following table presents the Company's revenue disaggregated by the previously mentioned performance obligations for the year ended December 31, 2022. There was no revenue for the year ended December 31, 2021.

	2022
Ad revenue	$ 6,296
Digital media - VOD/SVOD	5,249
Pay It Forward donation	201
Total revenues	$ 11,746

Advertising

Advertising costs are expensed as incurred. Advertising expenses totaled approximately $74,000 and $533,000 for the years ended December 31, 2022 and 2021, respectively.

Recently Adopted Accounting Pronouncement

In February 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, Leases (ASC Topic 842). This guidance replaces the prior lease accounting guidance in its entirety. The underlying principle of the new standard is the recognition of lease assets and liabilities by lessees for substantially all leases. The Company had no leases as of the adoption date of January 1, 2022. The Company entered into a lease agreement in March 2022 and accounted for the lease agreement as operating lease under the new guidance.

On March 1, 2022, the Company recognized $29,208 in operating lease liabilities and right-of-use (ROU) assets. The adoption of this guidance did not have a material impact on net loss.

Leases

Management determines if a contract is or contains a lease at inception or modification of a contract. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. Control over the use of the identified asset means the lessee has both (a) the right to obtain substantially all of the economic benefits from the use of the asset and (b) the right to direct the use of the asset. Such assets are classified as ROU assets with a corresponding lease liability.

For all arrangements where it is determined that a lease exists, the related ROU assets and lease liabilities are recorded as either operating or finance leases. At inception or modification, the Company calculates the present value of lease payments using the implicit rate determined from the contract or the Company's incremental borrowing rate applicable to the lease, which is determined by estimating what it would cost the Company to borrow a collateralized amount equal to the total lease payments over the lease term based on the contractual terms of the lease and the location of the leased asset. The present value is adjusted for prepaid lease payments, lease incentives, and initial direct costs. Lease expense is recognized for these leases on a straight-line basis over the expected lease term. Non-lease costs, such as common-area maintenance costs, taxes, and insurance, are not included in the measurement of the ROU asset and lease liability. The depreciable life of assets and leasehold improvements are limited by the expected lease term.

Income Taxes

The Company is an LLC taxed as a corporation. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the tax bases of assets and liabilities. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred income tax assets are reviewed periodically for recoverability, and valuation allowances are provided when it is more likely than not that some or all of the deferred income tax assets may not be realized.

The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open tax years based on an assessment of many factors including experience and interpretations of tax laws applied to the facts of each matter. The Company files income tax returns in the U.S. federal jurisdiction and certain state jurisdictions.

Reclassifications

Certain amounts in the 2021 financial statements have been reclassified to conform with the current year presentation.

Subsequent Events

Management has evaluated events and transactions for potential recognition or disclosure through April 26, 2023, which is the day the financial statements were available to be issued.

2. Restatement of Previously Issued Financial Statements

Subsequent to the issuance of the 2021 financial statements, the Company determined that certain balances needed to be corrected to include the value of the common units granted in 2021.

The following table summarizes the effects of this change on the company's statement of operations for the year ended December 31, 2021:

	2021		Change		2021	
	(as previously reported)				(as restated)	
General and administrative	$	561,218	$	163,479	$	724,697

The following table summarizes the effects of these changes on the Company's statement of members' equity as of December 31, 2021:

	2021		Change		2021	
	(as previously reported)				(as restated)	
Members' Equity						
Common units	$	350,000	$	208,714	$	558,714
Accumuldated deficit	$	(731,727)	$	(208,714)	$	(940,441)

3. Liquidity

The Company has incurred significant net losses since inception that have accumulated to approximately $1,623,000 as of December 31, 2022. The Company used net cash of approximately $3,448,000 in operating activities in 2022. The net losses and use of cash in operating activities resulted from the filming and producing of the first two season of the Tuttle Twins series. Through the year ended December 31, 2022, the Company had not generated significant revenues. Management plans to had additional cash inflows from a current investor in 2023. Management believes that existing cash balances along with increased cash from a current investor will sustain ongoing operations through at least twelve months from the date of the independent audtiors' report.

The Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding to produce its television series. There can be no assurance that the Company will be successful in its efforts to raise sufficient capital to complete its television series.

4. Property and Equipment

Property and equipment consisted of the following as of December 31:

	2022		2021	
Furniture and fixtures	$	15,005	$	-
Less accumulated depreciation		(2,175)		-
	$	12,830	$	-

Depreciation expense on property and equipment for the years ended December 31, 2022 and 2021 was $2,175 and $0, respectively.

5. Leases

In March 2022, the Company entered into a lease agreement with a related party to lease office space under an operating lease with an original lease term of 36 months. As of December 31, 2022, there was 2.1 years remaining on the original lease term. The Company elected the policy to use the risk-free interest rate, which was 1.47% on March 1, 2022, in calculating the ROU asset and operating lease liability as the rate implicit in the lease was not known.

The following table reconciles the undiscounted future cash flows to the operating lease liability recorded on the accompanying balance sheet as of December 31, 2022:

Years Ending December 31,		
2023	$	13,286
2024		13,685
2025		2,292
Total lease payments		29,263
Less: interest		(447)
	$	28,816

Rent expense under the operating lease was $10,016 for the years ended December 31, 2022 and 2021, respectively.

6. Commitments and Contingencies

Legal Matters
The Company is a party to various legal matters that have arisen in the normal course of business. Management, after consultation with legal counsel, is of the opinion that none of these matters will have a material, adverse effect on the Company's consolidated financial position, results of operations, and liquidity.

Employee Agreements
The Company has entered into employment agreements with certain members of management. The terms of each agreement are different. However, one or all of these agreements include stipulated base salary, bonus potential, vacation benefits, severance, and non-competition agreements. These agreements also provide certain benefits if there is a change in ownership of the Company.

Exclusivity Agreement
In 2022, the Company entered into an exclusive video-on-demand and subscription licensing agreement with Angel Studios, Inc., for distribution of the Company's planned television series.

7. Preferred and Common Units
The Company has authorized 7,893,856 units of Preferred and 12,250,000 Common units each. During 2022 and 2021, 1,513,729 and 1,477,899 of the Common units were issued in exchange for compensation with no cash consideration to owners and producers of the Company.

During 2022, the Preferred units were issued with a Regulation D raise in which the units were issued at $1.16 per unit and the Company issued 2,712,382 units for total proceeds of $3,147,741.

During 2021, Preferred units were issued with the Regulation D raise in which the units were issued at $.77 per unit and the Company issued 766,232 units for total proceeds of $590,000. Additionally, during 2021, Preferred units were issued with a crowdfunding raise in which the units were issued at $.88 per unit and the Company issued 2,820,047 units for total proceeds of $2,481,642.

In September 2020, the Company entered into several agreement with members of management to grant an ownership interest of Common units in the company for services performed. The value of these units on the grant date was based on the amount paid in cash by other members and investors for an equivalent ownership interest of common units in the Company. A portion of the units vested immediately, and the remaining units vested over a period of 36 months, ending on August 31, 2023. The units that vested immediately were expensed and the remaining expense associated with the equity grant is being recognized ratably until August 31, 2023.

Additionally, during 2022 and 2021, the Company entered into several agreements with producers of the show in which they would receive a portion of their compensation in exchange for Common units. These units vested upon the release of the associated episode they produced.

The Company had not properly recognized the expense associated with these units thus a restatement was required for the year ended December 31, 2021 (see Note 2). The Company recognized $195,009 and $163,479 of expense relating to these units for the years ended December 31, 2022 and 2021. The remaining $68,006 is expected to be recognized in the year ending December 31, 2023.

Prior to making any distributions to the Common unit holders, the Company must first make distributions to the Preferred unit holders until they have received a cumulative return of 120% of their initial capital contribution.

Voting
Each member has a number of votes equal to the number of units held by such member, except that Preferred unit holders do not have a right to vote.

8.   Related Party Transactions
The Company paid for marketing services to entities owned by Company officers and or equity holders. During the years ended December 31, 2022 and 2021, the Company incurred expenses of $132,000 and $514,493, to these related parties for marketing services. As of December 31, 2022 and 2021, the Company had a balance in accounts payable of $32,244 and $428,127, respectively, to these related parties.

As of December 31, 2022, the Company was owed $112,000 from a related party for reimbursement of marketing costs. This is included in other assets on the balance sheet as of December 31, 2022.

During 2022, the Company entered into a lease agreement with a related party and paid approximately $13,500 in lease expense to this related party for the year ended December 31, 2022.

9. Income Taxes

The benefit for income taxes differs from the amount computed at federal statutory rates as follows:

		2022		2021
Federal statuary rate	$	(143,438)	$	(152,186)
State income taxes, net of federal benefit		(26,710)		(28,339)
Permanent differences		49,359		40,723
Change in valuation allowance		120,789		164,664
Other		-		(24,862)
	$	-	$	-

Significant components of the Company's deferred income tax assets (liabilities) are as follows as of December 31:

		2022		2021
Net operating loss carryfowards	$	287,952	$	164,664
Leases		82		-
Investments		15,902		-
Property and equipment		(3,196)		-
Unrealized gains		(15,287)		-
Valuation allowance		(285,453)		(164,664)
	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated is the cumulative loss incurred since inception. Such objective evidence limits the ability to consider other subjective evidence such as the Company's projections for future growth.

On the basis of this evaluation, a full valuation allowance of $285,453 and $164,664 as of December 31, 2022 and 2021, respectively, has been recorded as it more likely than not that the deferred tax assets will not be realized. The valuation allowance increased by $120,789 during 2022, and there is no tax benefit presented on the accompanying financial statements.

As of December 31, 2022 and 2021, the Company had U.S. federal net operating loss carryforwards of approximately $1,550,000 and $660,000, respectively. The federal net operating loss carryforwards generated can be carried forward indefinitely.

The Company recognized the tax benefit of an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authorities, based on technical merits. The reversal of uncertain tax positions will not affect the Company's effective tax rate to the extent that it continues to maintain a full valuation allowance against its deferred tax assets. The Company has no uncertain tax positions.